

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2013

Via Email
Neil Chandran
President and Chief Executive Officer
Sungame Corporation
3091 West Tompkins Ave.
Las Vegas, NV 89103

> **Re: Sungame Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 333-158946**

Dear Mr. Chandran:

We have reviewed your letter dated August 6, 2013 in connection with the above-referenced Form 10-K and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 25, 2013.

Signatures

1.   Please file a revised Form 10-K that is signed by at least a majority of the board of directors. We note that only one of the company's two directors has signed the Form 10-K. Also ensure that the Form 10-K is signed by your chief executive officer in his individual capacity, rather than just on behalf of the registrant. See Instruction D.2 of Form 10-K.

      Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any questions. If you need further assistance, you may contact the undersigned at (202) 551-3453.

                         Sincerely,

                         /s/ Jan Woo

                         Jan Woo
                         Attorney-Advisor

cc: Via Email
          Marshal Shichtman, Esq.
          Marshal Shichtman & Associates, P.C.